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SEC FILE NUMBER
8-48110

Washington, D.C.

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brinker Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1055 Westlakes Drive, Suite 250
(No. and Street)

Berwyn	PA	19312
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Audrain	402-896-7713	mark.audrain@orion.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton
(Name – if individual, state last, first, and middle name)

171 N. Clark Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

9/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Audrain, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brinker Capital Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULIANNE MACKENZIE WATERS
Notary Public, State of Kansas
My Appointment Expires
10/31/2027

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brinker Capital Securities, LLC

(A Wholly Owned Subsidiary of
Brinker Capital Holdings, LLC)

(SEC I.D. No. 8-48110)

Statement of Financial Condition
as of December 31, 2024 and Report of Independent
Registered Public Accounting Firm

TABLE OF CONTENTS

Grant Thornton

GRANT THORNTON LLP
4695 MacArthur Court, Suite 1600
Newport Beach, CA 92660

D +1 949 553 1600
F +1 949 553 0168

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owners
Brinker Capital Securities, LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Brinker Capital Securities, LLC (a Delaware limited liability company and wholly owned subsidiary of Brinker Capital Holdings, LLC) (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2021.

Newport Beach, California
February 13, 2025

Brinker Capital Securities, LLC
(A Wholly Owned Subsidiary of Brinker Capital Holdings, LLC)

Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	870,271
Deposit with clearing organization		750,000
Securities trading, at fair value		120
Due from affiliate		-
Prepaid expenses		44,306
Total assets	$	1,664,697

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	525,480
Payable to broker-dealer and clearing organization		739
Due to affiliate		78,167
Total liabilities		604,386
Member's Equity		
Member's equity		1,060,311
Total member's equity		1,060,311
Total liabilities and member's equity	$	1,664,697

1. Business Activity and Organization

Brinker Capital Securities, LLC (the "Company") is a wholly owned subsidiary of Brinker Capital Holdings, LLC (the "Parent"). The Company was incorporated in Delaware on February 8, 1995 for the purpose of doing business as a registered broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations on October 23, 1995 as an introducing broker-dealer for various Orion Portfolio Solutions, LLC DBA Brinker Capital Investments (the "Affiliate") advisory clients. The Parent is an affiliated investment advisor. On September 24, 2020, the Parent company was purchased by Orion Advisors Solutions, Inc. The Company, the Parent and OPS became LLC's on this date

The Company clears its securities transactions on a fully disclosed basis through National Financial Services ("the Clearing Broker"). Periodically, the Company trades securities on its own error accounts to cover gains and losses for customers but does not engage in any proprietary trading.

2. Securities and Exchange Commission Rule 15c3-3 Exemption

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

3. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the

reporting period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2024.

Securities Owned

Securities are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") ASC Topic 320, *Investments*. Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded in net income using the specific identification method on a trade-date basis.

Payable to Broker-dealer and Clearing Organization

Payables to broker-dealer and clearing organization primarily include Company's margin borrowings collateralized by securities owned, as well as payables arising from unsettled trades. Due to their short-term nature, the amounts recognized approximate fair value.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

All clearing fees recognized in revenues are from a related party as described in Note 7.

Income Taxes

No provision has been included in the accompanying financial statements for any federal, state or local income taxes since, pursuant to provisions of the applicable taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the Parent as the Company has elected a limited liability company status through December 31, 2024.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors; consequently, the financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Significant Accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting ("Topic 280"), Improvements to Reportable Segment Disclosures. The guidance expands the disclosures required for reportable segments in our annual consolidated financial statements, primarily through enhanced disclosures about significant segment expenses. The new guidance is effective for public entities fiscal years beginning after December 15, 2023. The Company adopted the ASU effective January 1, 2024. See further discussion and adoption impact in Note 8, "Single Reportable Segment."

4. Clearing Agreement and Deposit with Clearing Broker

The Company has an agreement with the Clearing Broker to carry its customer accounts. The Clearing Broker has custody of the Company's securities and, from time to time, cash balances that may be due from the Clearing Broker. A minimum of $750,000 in cash is required to be deposited with the Clearing Broker as part of this agreement.

This deposit serves as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold, not yet purchased or purchased on margin.

The Company is subject to credit risk if the Clearing Broker is unable to repay balances due or deliver securities in its custody.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2024, the Company's net capital was $1,015,987, which was $915,987 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.59:1 at December 31, 2024.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefits of customers.

6. Fair Value Measurement

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities: quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024, the fair value measurements by level within the fair value hierarchy used are as follows:

	Level 1	Level 2	Level 3	Total
Assets				
Equity securities and Mutual funds	$ 120	$ -	$ -	$ 120
Total	$ 120	$ -	$ -	$ 120

	Level 1	Level 2	Level 3	Total
Liabilities				
Equity securities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Securities – money market funds, mutual funds, bonds and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

7. Transaction with Related Parties

Certain operational and administrative services are provided to the Company by its Parent without charge or cost to the Company. The Company's Parent has irrevocably waived its right to bill and collect any amounts for these services for 2024.

The Company's fidelity bond coverage is provided by a plan in the name of its Parent, which guarantees that it will pay any deductibles to the fidelity bonding company.

8. Single Reportable Segment

The Company is engaged in a single line of business as an introducing broker-dealer and generates revenue from clearing fees earned for executing trades for clients of the Affiliate. The Company's chief operating decision maker ("CODM") is its president, who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operating decisions while maintaining capital adequacy, such as distributing profits or reinvesting into the business. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 99 percent of its total revenues from a single customer in 2024, the Affiliate of the Company.

9. Commitments and Contingencies

The Company is subject to claims and legal proceedings which could arise in the ordinary course of its business. The Company is unable to estimate the magnitude of any future exposure at this time.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2024 settled with no adverse effect on the Company's financial condition.

Income is reliant solely on the affiliated entity and that ongoing liquidity of the entity is supported by the parent. The Company's management expects the Parent to continue its support.

The Company maintains cash with various financial institutions and brokerage firms which are in excess of the federal depository insurance limit. Any losses related to uninsured balances could have a material adverse effect on the Company's financial statements.

9. Subsequent Events

Subsequent events for the Company have been evaluated by management through February 13, 2025, the date the financial statements were available to be issued. There were no subsequent events to recognize or disclose in the financial statements.

Grant Thornton

GRANT THORNTON LLP
4695 MacArthur Court, Suite 1600
Newport Beach, CA 92660

D +1 949 553 1600
F +1 949 553 0168

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Brinker Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brinker Capital Securities, LLC (a Delaware limited liability company and wholly owned subsidiary of Brinker Capital Holdings, LLC) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Newport Beach, California
February 13, 2025

ORION

402.496.3513 info@orion.com orion.com

Exemption Report

February 13, 2025

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Brinker Capital Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c-3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Brinker Capital Securities, LLC.

I, Mark Audrain, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

DocuSigned by:

E95C616FB1A4426...

President